UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trans World Corporation

 (Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

89336R207

 (CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2012

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

CUSIP No. 89336R207	13D	Page 2 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 687,779 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 687,779 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,779 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 89336R207	13D	Page 3 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 961,782 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 961,782 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 961,782 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.84%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 89336R207	13D	Page 4 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 428,195 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 428,195 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,195 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 89336R207	13D	Page 5 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,649,561 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,649,561 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,561 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.59%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 89336R207	13D	Page 6 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 428,195 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 428,195 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,195 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 89336R207	13D	Page 7 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,077,756 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,756 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.42%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 89336R207	13D	Page 8 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,077,756 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,077,756 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,756 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.42%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 89336R207	13D	Page 9 of 13

Explanatory Note

The beneficial ownership of the shares of common stock, $0.001 par value per share, of Trans World Corporation to which this Statement of Beneficial Ownership on Schedule 13D relates was previously reported by the Wynnefield Reporting Persons (as defined herein) on a Statement of Beneficial Ownership on Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2006, and as amended by Amendment No. 1 filed on February 15, 2007, and as further amended by Amendment No. 2 filed on February 14, 2008, and as further amended by Amendment No. 3 filed on February 17, 2009, and as further amended by Amendment No. 4 filed on February 16, 2010, and as further amended by Amendment No. 5 filed on February 11, 2011, and as further amended by Amendment No. 6 filed on February 14, 2012.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Trans World Corporation (the “Issuer”), whose principal executive offices are located at 545 Fifth Avenue, Suite 940, New York, NY 10017.

Item 2. Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”) and Nelson Obus and Joshua H. Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua H. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Messrs. Obus and Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons had been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 89336R207	13D	Page 10 of 13

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $5,706,976 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

The Wynnefield Reporting Persons believe that while the Issuer possesses a superior management team, it is apparent to the Wynnefield Reporting Persons that the Issuer lacks the critical mass required to allow the Issuer’s shares of Common Stock to trade meaningfully above its current depressed market price. In light of the Issuer’s past unsuccessful efforts to raise capital through the issuance of debt securities, the Wynnefield Reporting Persons have urged the Issuer’s Board of Directors (the “Board) to continue to seek alternative ways for enhancing stockholder value without diluting existing stockholders or otherwise consider selling the Issuer.

Although the Wynnefield Reporting Persons support the Issuer’s recently announced stock repurchase program and views such program as evidence of the Issuer’s willingness to protect the value of its shares as currency for potential acquisitions, the Wynnefield Reporting Persons believe that more must be done and intend to closely monitor the Board’s efforts to enhance stockholder value.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) As of November 8, 2012, the Wynnefield Reporting Persons beneficially owned in the aggregate 2,077,756 shares of Common Stock, constituting approximately 23.42% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,871,635 shares of Common Stock outstanding as of November 7, 2012, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Commission on November 8, 2012).

CUSIP No. 89336R207	13D	Page 11 of 13

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnefield Partners	687,779	7.75%
Wynnenfield Partners I	961,782	10.84%
Offshore	428,195	4.83%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 2,077,756 shares of Common Stock, constituting approximately 23.42% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,871,635 shares of Common Stock outstanding as of November 7, 2012, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Commission on November 8, 2012).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

CUSIP No. 89336R207	13D	Page 12 of 13

The Wynnefield Reporting Persons have acquired shares of Common Stock during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share

Wynnefield Partners	November 8, 2012	179,451	$2.25
Wynnefield Partners I	November 8, 2012	265,017	$2.25
Fund	November 8, 2012	149,740	$2.25

(d) and (e). Not Applicable

Item 7. Material to be Filed as Exhibits.

Exhibit 1          Joint Filing Agreement, dated as of November 14, 2012

CUSIP No. 89336R207	13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 14, 2012

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually